UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-265412

Alpine Summit Energy Partners, Inc.

(Exact name of registrant as specified in its charter)

3322 West End Ave., Suite 450
Nashville, TN
37203
(346) 264-2900

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Subordinate Voting Shares

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  217

Pursuant to the requirements of the Securities Exchange Act of 1934 Alpine Summit Energy Partners, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 7, 2023	By:	/s/ Darren Moulds
Name: Darren Moulds
Title: Chief Financial Officer